UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-31566

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Provident Bank 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Provident Financial Services, Inc.

830 Bergen Avenue

Jersey City, New Jersey 07306-4599

REQUIRED INFORMATION

Report of Independent Registered Public Accounting Firm

Benefits Committee

The Provident Bank 401(k) Plan

We have audited the accompanying statements of net assets available for plan benefits of The Provident Bank 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Provident Bank 401(k) Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2007, is presented for additional analysis and is not a required part of the 2007 basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2007 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2007 basic financial statements taken as a whole.

/s/ KPMG LLP

Short Hills, New Jersey

June 27, 2008

THE PROVIDENT BANK 401(k) PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2007 and 2006

	2007	2006
Assets:
Investments, at fair value	$38,979,940	37,619,294
Participant loans receivable	916,811	715,878
Contributions receivable	—	16,932

Net assets available for plan benefits at fair value	39,896,751	38,352,104
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	321,783	331,083

Net assets available for plan benefits	$40,218,534	38,683,187

See accompanying notes to financial statements.

THE PROVIDENT BANK 401(k) PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2007 and 2006

	2007	2006
Additions:
Interest income	267,225	271,271
Dividend income	267,318	260,225
Net realized gains on sales of investments	(188,297)	137,932
Net (depreciation) appreciation of investments	(590,214)	1,770,717
Employee contributions	2,654,024	2,191,613
Employer contributions	451,257	361,098
Rollover contributions	76,261	3,906,165
Transfers from predecessor plan	1,848,535	—

Total additions	4,786,109	8,899,021

Deductions:

Benefits paid to participants	3,242,549	3,507,752
Administrative expenses	8,213	4,169

Total deductions	3,250,762	3,511,921

Increase in net assets available for plan benefits	1,535,347	5,387,100
Net assets available for plan benefits at beginning of year	38,683,187	33,296,087

Net assets available for plan benefits at end of year	40,218,534	38,683,187

See accompanying notes to financial statements.

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(1)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. The Provident Bank 401(k) Plan (the “Plan”) is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

(b)	Plan Changes

Effective January 1, 2007, the Plan was amended to clarify automatic enrollment procedures, to allow participants to have two loans outstanding at one time and to reduce the minimum loan amount from $3,000 to $2,000.

Effective June 21, 2007, the Plan was amended to merge the First Morris Bank Savings and Retirement Plan (“First Morris 401(k) Plan”) into the Plan.

Effective September 1, 2007, The First Morris 401(k) Plan was merged into the Plan. As a result of the merger, the Plan was amended to include a “Protected Benefit Clause” for the former First Morris 401(k) Plan participants with regards to a Rollover Contribution Withdrawal which can be made by a former First Morris 401(k) Plan participant at any time as opposed to a limit of one withdrawal in a Plan Year for existing participants; and to exclude the following restrictive language: “and that has persisted for at least 6 months”, from the definition of disability for the former First Morris 401(k) Plan participants.

(c)	Funds and Accounts Managed by Principal Trust Company

Under the terms of a trust agreement between the Principal Trust Company (the “Custodian”) and The Provident Bank (the “Bank”), the Custodian managed funds on behalf of the Plan. The Custodian held the Plan’s investment assets and executed transactions relating to such assets. The investments in the funds were reported to the Bank by the Custodian as having been determined through the use of current values for all assets.

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(e)	Concentration of Risk

The assets of the Plan are primarily financial instruments, which are monetary in nature. As a result, interest rates have a more significant impact on the Plan’s financial performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in investment funds are subject to risk conditions of the individual fund objectives, stock market fluctuations, interest rates, economic conditions and world affairs. Due to the level of risk associated

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

(f)	Investment Valuation

Purchases and sales of securities are recorded on the trade date and are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. Investments not traded on a national securities exchange are valued at fair value determined by the Plan’s investment managers. Investments and changes therein are reported at fair value for all assets of the Plan. Loans receivable from participants are valued at their outstanding balance, which approximates fair value.

As described in Financial Accounting Standards Board (“FASB”) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”) investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan’s investment in the Principal Fixed Income 401 (A)/(K) holds investment contracts that are deemed to be fully benefit-responsive as of December 31, 2007 and 2006. As required by the FSP, the Statements of Net Assets Available for Plan Benefits presents the fair value as well as the amount necessary to adjust this fair value to contract value. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model, which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. The contract value represents contributions plus earnings, less participant withdrawals and administrative expense.

(g)	Income Recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(2)	Plan Description

The Plan is a voluntary, participant-directed defined contribution plan sponsored by the Bank and covers all employees, as defined, with the Bank. The following description of the Plan provides only general information. Eligible employees who participated in the Plan should refer to the Plan documents for a more complete description of the Plan’s provisions.

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(a)	Employee Contributions

Participants may elect to make tax-deferred contributions up to the maximum amount allowed by the Internal Revenue Service.

A participant may make “catch-up” contributions if the maximum annual amount of regular contributions is made and the participant is age 50 or older. The maximum allowable catch-up contribution limit for the year ended December 31, 2007 is $5,000. Catch-up contributions are not eligible for the employer’s matching contributions. Tax law requires that a participant’s catch-up contributions be reclassified as regular contributions if the participant elects catch-up contributions and fails to make the maximum allowable regular 401(k) contribution.

(b)	Employer Contributions

In 2007 and 2006, contributions were made by the Bank in an amount equal to 25% of the first 6% of a participant’s eligible contributions. The Bank’s Board of Directors sets the matching contribution rate in its sole discretion.

(c)	Vesting

Participants are always fully vested in their contributions and income or losses thereon. Prior to October 1, 2005, employer contributions and income or losses thereon were also fully vested. Effective October 1, 2005, employer contributions and income or losses thereon were vested as follows: 33% vested at the end of the first year of service, 67% vested at the end of the second year of service, and 100% vested at the end of the third year of service. Additionally, a participant shall become 100% vested if he or she terminates employment on or after he or she attains age 65, or as a result of his or her death or disability.

Effective January 1, 2006, the Plan was amended to provide that all future employer matching contributions to a participant’s account are fully vested.

(d)	Forfeitures

Forfeitures are used to reduce the Plan’s contributions. For the years ended December 31, 2007 and 2006, there were no forfeitures of non-vested contributions.

(e)	Participant Loans

Upon written application by a participant, the Plan administrator may direct that a loan be made from the participant’s account. The minimum permissible loan is $2,000. The maximum permissible loan available is limited to the lesser of (i) $50,000 with certain reductions or (ii) 50% of the participant’s account. Any loan made must generally be repaid within a period not to exceed the earlier of termination of employment or five years. The term of the loan may exceed 5 years for the purchase of a primary residence. Loans bear a reasonable rate of interest that remains in effect for the duration of the loan. As of December 31, 2007, the interest rate on these loans ranged from 4.75% to 9.50%.

Principal and interest is paid ratably through bi-weekly payroll deductions or directly by the participant to the trustee.

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(f)	Benefit Payments/Withdrawals

Upon retirement or termination of employment, participants may, under certain conditions, elect to receive vested amounts in: (i) a cash lump sum, or (ii) equal monthly, quarterly, semi-annual or annual installments over a period not to exceed the life expectancy of the participant or the combined life expectancy of the participant and his or her designated beneficiary. During employment, participants may make cash withdrawals of post-tax participant contributions and related vested employer matching contributions and earnings thereon once per year without penalty. Hardship withdrawals of pre-tax participant contributions are also permitted once per year, but with a penalty. Such benefits are recorded when paid.

(g)	Participants’ Accounts

Separate accounts for each participant are maintained and credited with the participant’s contributions, the Bank’s contributions made on behalf of that participant and the participant’s proportionate share, as defined, of Plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from his or her account.

(3)	Plan Expenses

Certain costs of administrative services rendered on behalf of the Plan, including accounting, tax, legal, audit and other administrative support, were borne by the Bank. Contract administrator fees are paid from Plan assets.

(4)	Plan Termination

Although it has not expressed an intent to do so, the Bank has the right to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, the amounts credited to participant accounts would become fully vested.

(5)	Federal Income Taxes

The Internal Revenue Service (“IRS”) issued its latest determination letter on November 23, 2005, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and therefore are exempt from federal income taxes. The Plan has been amended since the issuance of the IRS determination letter. In the opinion of the Plan administrator and the Plan’s tax counsel, the Plan and its underlying trust have operated within the terms of the Plan document and remain qualified under the applicable provisions of the Internal Revenue Code.

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(6)	Investments

Investments at December 31, 2007 and 2006 consisted of mutual funds, loans to participants and common stock issued by Provident Financial Services, Inc. At December 31, 2007 and 2006, individual investments in excess of 5% of the fair value of the net assets available for plan benefits were as follows:

	2007	2006
Provident Financial Services, Inc. investment in common stock	$8,930,857	11,872,386
Principal Life Insurance Company:
Investors Large Company Growth	—	3,625,308
Principal Investors Lifetime Str Income Separate Account	2,647,349	2,915,235
Principal Diversified International Separate Account	4,049,739	3,200,646
Principal Fixed Income 401(a)/(k)	6,113,878	6,290,589
Principal Large Cap Value II Separate Account	—	3,471,417
Columbus Circle Investors Large Company Growth	4,702,720	—
American Century Large Cap Value	3,460,074	—

For the years ended December 31, 2007 and 2006, the Plan’s net (depreciation)/appreciation of investments was as follows:

	2007	2006
Investments in mutual funds	$1,562,306	2,026,207
Investment in Provident Financial Services, Inc. common stock	(2,152,520)	(255,490)

	$(590,214)	1,770,717

(7)	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by The Principal Financial Group (“Principal”). Principal is also the trustee and record keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Contract administrator fees that were paid from plan assets were $8,213 and $4,169 for the years ended December 31, 2007 and 2006, respectively.

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(8)	Prohibited Transactions

The Bank discovered an error in the operation of the Plan for the 2006 Plan year. In October 2006, the Bank learned that it had inadvertently transmitted to the Plan’s Trustee duplicate information on participant elective deferral contributions and loan repayments in consecutive payrolls in September 2006. Specifically, elective deferral contributions and loan payments with respect to the payroll ended September 15, 2006 were correctly transmitted to the Plan’s Trustee on September 13, 2006, but were subsequently re-transmitted to the Plan’s Trustee with respect to the payroll ended September 29, 2006. As a result of this error, some Plan participants received larger or smaller elective deferral contributions than they were entitled to receive for the payroll ended September 29, 2006, and several incorrect participant loan payments were credited to certain participant loans. The net shortfall to the Plan was approximately $537, consisting of excess allocations of approximately $5,058, and under allocations of approximately $5,595. The Bank corrected the error on November 8, 2006 by contributing an additional $537 to the Plan, and reallocating elective deferral contributions and loan payments among participant accounts. The Bank prepared a submission under the Department of Labor’s Voluntary Fiduciary Correction Program (VFCP) on June 27, 2007 to correct any outstanding issues concerning the duplicate payroll contribution. The Department of Labor approved the VFCP submission on September 20, 2007.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the financial statements to the Form 5500:

	2007	2006
Participant contributions per the financial statements	$2,654,024	$2,191,613
Corrective Distributions	19,566	20,695

Total Participant Contributions per the Form 5500	$2,673,590	$2,212,308

2007
Net assets available for plan benefits per the financial statements	$40,218,534
Adjustment from fair value to contract value for fully benefit-responsive contracts	(321,783)

Net assets per the Form 5500	$39,896,751

2007
Total investment income (loss) per financial statements	$(243,968)
Adjustment from fair value to contract value for fully benefit-responsive contracts	(321,783)

Total investment income (loss) per the Form 5500	$(565,751)

THE PROVIDENT BANK 401(k) PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issuer	Description of investment	Cost	Current value
Principal Life Insurance Company*	Insurance Company General Principal Fixed Income 401(A)/(K)	$6,086,009	6,113,878

Principal Life Insurance Company*	Pooled Separate Accounts Principal Bond and Mtg Sep Acct	1,319,409	1,408,917
MFS Investment Manager	Registered Investment Company MFS High-Yield Opp A Fund	339,055	323,598
Principal Life Insurance Company*	Pooled Separate Accounts Principal Lg Cp Stk Idx Sep Acct	676,583	690,744
Principal Life Insurance Company*	Pooled Separate Accounts Principal Lifetm Str Inc Sep Acct	2,439,759	2,647,349
Principal Life Insurance Company*	Pooled Separate Accounts Principal Lifetm 2010 Sep Acct	220,358	238,665
Principal Life Insurance Company*	Pooled Separate Accounts Principal Lifetm 2020 Sep Acct	632,687	689,936
Principal Life Insurance Company*	Pooled Separate Accounts Principal Lifetm 2030 Sep Acct	426,735	467,669
Principal Life Insurance Company*	Pooled Separate Accounts Principal Lifetm 2040 Sep Acct	144,663	155,944
Principal Life Insurance Company*	Pooled Separate Accounts Principal Lifetm 2050 Sep Acct	115,765	121,887
T Rowe Price	Lg Cap Blend Sep Acct	296,289	315,121
American Century Inv Mgmt	Large Cap Value II Sa	3,111,074	3,460,074
Goldman Sachs Asset Mgt	Midcap Value I Sep Acct	492,326	522,424
Principal Life Insurance Company*	Pooled Separate Accounts Principal U.S. Property Sep Acct	203,289	221,882
Capital Research and Mgmt Co	Registered Investment Company Am Fds Grwth Fd of Am R4 Fund	647,388	649,054
Columbia Funds	Registered Investment Company Columbia Acorn A Fund	436,674	429,782
Columbus Circle Investors	Large Co Growth Sep Acct	3,624,465	4,702,720
Principal Life Insurance Company*	Pooled Separate Accounts Principal Med Co Blnd Sep Acct	294,541	321,653
Fidelity	Fidelity Management & Research Mdcp Gr II Sep Acct	1,560,331	1,682,977
JP Morgan/Mellon Equity	Small Cap Value I Sep Acct	190,925	177,207
Principal Life Insurance Company*	Pooled Separate Accounts Prin Sm Cap Stk Idx Sep Acct	680,086	657,863
Principal Life Insurance Company*	Pooled Separate Accounts Principal Divers Intl Sep Acct	2,983,128	4,049,739

	Total investment in mutual funds		30,049,083
	*Provident Financial Services, Inc., investment in common stock	10,796,973	8,930,857
	*Participant loans receivable (a)		916,811

	Total other investments		9,847,668

	Total investments		$39,896,751

*	A party-in-interest as defined by ERISA

See report of independent registered public accounting firm.

(a) As of December 31, 2007, the interest rate on these loans ranged from 4.75% to 9.50%.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PROVIDENT BANK 401(k) PLAN

Date: June 30, 2008	By:	/s/ Sara Rispoli
	Name:	Sara Rispoli
	Title:	Plan Administrator Vice President, The Provident Bank

EXHIBIT INDEX

Exhibit Number	Exhibit	Location
23.1	Consent of Independent Registered Public Accounting Firm	Page 13